Exhibit 99.2

            Text of February 11, 2008 Response of Company to Request for Inclusion of the Shares on the Company's Foreign Stock Record

Pursuant to the request of Hayman Advisors, L.P., the 3,420,206 shares of ExpressJet Holdings, Inc. common stock held by Hayman Capital Master Fund, L.P. have been registered on ExpressJet's Foreign Stock Record. No additional steps need be taken to register the shares. This will also confirm that there are no regulations, procedures or policies relating to the Foreign Stock Record beyond those set forth in ExpressJet's charter and bylaws. Assuming the shares continue to be held as of the April 3 record date, the shares will be eligible for voting at the annual stockholders meeting on May 22.